Exhibit 99.1

Undertone and TVadSync Join Forces to Unify Digital and TV
Experiences, Creating an Unequalled, Cross-Platform Targeting
Engine

Exclusive partnership delivers media convergence and synchronized retargeting with more scale than ever possible before

* * *

New York, December 9th, 2019.   Perion Network Ltd. (NASDAQ:PERI) announced today that Undertone, the creator of cross-platform Synchronized Digital Branding for the world’s most prominent brands, and TVadSync, a leading TV data and analytics company that is relied upon by marketers, agencies and broadcasters, will be partnering together.

Through this partnership, brands will now be able to combine custom and one-to-one quality ACR (Automated Content Recognition) TV viewership data, with Undertone's premium reach, and award-winning digital creative. Undertone and TVadSync will enable brands to engage TV viewers through their entire digital journeys, at a large scale.

“With Synchronized Digital Branding as the centerpiece of our offering, we are continually looking to expand its reach and delivery.  Our partnership with TVadSynch is an essential step in that mission” said Dan Aks, President of Undertone. “Our brand and advertiser clients are hungry for the precision and real-time retargeting that the combination of Undertone and TVadSynch will deliver.  Our partnership will drive the full-funnel engagement required in an increasingly fragmented view environment.”

Today's US consumer is no longer a single-source viewer.  They watch an average of 3 hours and 35 minutes of TV every day, which is broken up by a whopping 6 hours and 35 minutes of digital time*.  Sophisticated marketers are well-aware of this behavior, but struggle to create consistent messaging that bridges this fragmented behavior.

This struggle is solved by the Undertone and TVadSync partnership, by connecting user-level TV data from 18 million households - which is a significant scale - and using that data to trigger addressable ads on second-screen devices in real time.

Importantly, in a world of over-promise and under-delivery, Undertone and TVadSync offer advertisers and brands a first-in-class, multi-touch attribution methodology - providing the value of cross-channel synchronization from TV to digital.

“We have long sought to find a digital partner to complement the power of our large and growing TV database together with our enhanced analytics capabilities,” said Ronan Higgins, founder and CEO of TVadSync.  “Undertone is precisely that partner. We make TV an ‘intelligent medium’  - and when you leverage that data and those insights into what people are watching, and fuse them with Undertone’s proprietary digital synchronization, something entirely new is created.  The combination of TV’s emotive power and digital’s full-funnel capabilities will give marketers the synergy they have been hungry for.”

*Average Time Spent with Media in 2019 Has Plateaued (eMarketer, May 31, 2019).

About Perion Network Ltd.:
Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

About TVadSync:

TVadSync is the only TV data partner that combines AI-driven metadata with the industry’s largest Smart TV data set.  TVadSync provides access to viewing history from 2 out of top 3 smart TV OEMs that represent over 80% of US market share, delivering the broadest, most accurate insights for brands across planning, buying, targeting, and more. By revealing the hidden passions of brands' TV audiences at scale, TVadSync has emerged as the de facto leader in Smart TV media & analytics.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 52 5694441
ramir@perion.com

Source: Perion Network Ltd.